14046018

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 27 2014

SEC FILE NUMBER 8- 68732

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SGI Cambium Securities LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

595 Madison Avenue, 19th Floor
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Susan Sansone 212-582-4210
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Demetrius Berkower LLC
(Name – *if individual, state last, first, middle name*)

Wayne Plaza 2, 155 Route 46 West (Address) Wayne (City) NJ (State) 07470 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/20/14

OATH OR AFFIRMATION

I, Susan Sansone, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SGI Cambium Securities LLC, as of February 26, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Susan Sansone
Signature

Financial + Operations Principal (FINOP)
Title

Maryann Ruggiero
Notary Public

MARYANN RUGGIERO
Notary Public, State of New York
No. 01RU6202240
Qualified in Westchester County
Commission Expires March 16, 2017

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of ~~Income (Loss)~~. Cash Flow
- ☑ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. Internal Control Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS
INDEPENDENT AUDITORS' REPORT
SGI CAMBIUM SECURITIES LLC

DECEMBER 31, 2013

THIS PAGE FOR PUBLIC INSPECTION

SGI CAMBIUM SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2013

ASSETS

Cash	$ 26,392
TOTAL ASSETS	**$ 26,392**

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Accounts Payable	$ 170
MEMBER'S EQUITY	$ 26,222
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$ 26,392**

US Code of Federal Regulations Section 240.17a-5 footnote statements to be read in conjunction with above information.

NET CAPITAL REQUIREMENT:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital of the greater of 6 2/3% of aggregate indebtedness or $5,000 minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed a ratio of 15 to 1. At December 31, 2013 the Company had aggregate indebtedness of $170 and exceeded the minimum net capital requirements. The Company complied with the exemptive provisions of Rule 15c3-3 under subparagraph (k)(2)(i). At December 31, 2013, the Company had net capital, as defined, of $26,222, which was $21,222 in excess of its required minimum net capital of $5,000, and $20,222 in excess of its early warning required net capital.

The most recent audited Statement of Financial Condition, place of availability for examination, is at the principal office of SGI Cambium Securities LLC.

THIS PAGE FOR PUBLIC INSPECTION

DB

DEMETRIUS BERKOWER LLC
Certified Public Accountants and Advisors

INDEPENDENT AUDITORS' REPORT

To the Member of
SGI Cambium Securities LLC

We have audited the accompanying statement of financial condition of **SGI Cambium Securities LLC** as of December 31, 2013, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of **SGI Cambium Securities LLC** as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

Demetrius Berkower LLC

Demetrius Berkower LLC

Wayne, New Jersey
February 24, 2014

Wayne Plaza II, 155 Route 46, Wayne, NJ 07470-6831 • P (973) 812-0100 • F (973) 812-0750
517 Route One, Iselin, NJ 08830 • P (732) 855-9600 • F (732) 855-9559
www.demetriusberkower.com

A PCAOB REGISTERED FIRM

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